SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Nanogen, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
630075109
(CUSIP Number)
March 15, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP No.	630075109	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Fisher Scientific International Inc., 02-0451017

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		5,660,377

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,660,377

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,660,377

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1(a).	Name of Issuer:

Nanogen, Inc. (“NGEN”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10398 Pacific Center Court San Diego, CA 92121

Item 2(a).	Names of Person Filing:

Fisher Scientific International Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Liberty Lane Hampton, NH 03842

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

630075109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

N/A

Item 4.	Ownership.

(a) Amount Beneficially Owned:

5,660,377 shares

(b) Percent of Class:

9.1%

(c) As of March 15, 2006, Fisher Scientific International Inc. had the sole power to vote or to direct the vote of 5,660,377 shares of common stock and had the sole power to dispose or to direct the disposition of 5,660,377 shares of common stock. As of such date, Fisher Scientific International Inc. had no shared power to vote or direct the vote or to dispose or to direct the disposition of shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Fisher Scientific International Inc.
Dated: March 20, 2006	By:	/s/ Kevin P. Clark
		Name:	Kevin P. Clark
		Title:	Chief Financial Officer